UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Federal Signal Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

313855108

(CUSIP Number)

Warren B. Kanders
c/o Kanders & Company, Inc.
One Landmark Square, 22nd Floor
Stamford, CT 06901

Copy to:
Robert L. Lawrence, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas
New York, NY 10019
212-541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2008

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ⁭

____________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 313855108	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren B. Kanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a)⁭ (b)⁭
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ⁭
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,755,254
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,755,254
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ⁭
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 313855108	Page 3 of 4 Pages

This Amendment No. 3 (the “Amendment””) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on June 30, 2008 and amended by Amendment No. 1 filed on July 11, 2008 and further amended by Amendment No. 2 filed on July 17, 2008 (the “Schedule 13D”) by the Reporting Person with respect to shares of common stock, par value $1.00 (the “Common Stock”) of Federal Signal Corporation (the “Issuer”), whose principal executive offices are located at 1415 West 22nd Street, Oak Brook, Illinois 60523. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c). As of September 23, 2008, the Reporting Person may be deemed to be the beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 1,755,254 shares of Common Stock, constituting approximately 3.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 47,503,025 shares of Common Stock outstanding as of July 13, 2008, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on July 28, 2008), over which the Reporting Person exercises sole voting and dispositive power.

No transactions in the shares of Common Stock have been effected by the Reporting Person during the last 60 days except the following transactions, each of which was made by the Reporting Person in a broker’s transaction in the open market. Prices do not include brokerage commissions.

Date	Number of Shares Purchased/(Sold)	Price Per Share
September 23, 2008	(365,300)	$14.770
September 22, 2008	(200,000)	$15.228
September 19, 2008	(250,000)	$15.378
August 4, 2008	(34,300)	$14.001
August 1, 2008	(165,700)	$14.028
July 31, 2008	(100,000)	$14.516

(d). Not Applicable.

(e). The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer on September 19, 2008.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit L - Letter dated June 26, 2008 from James C. Janning, Chairman of the Board of the Issuer, to the Reporting Person advising the Reporting Person that he will no longer be considered for the Issuer’s CEO position.

CUSIP No. 313855108	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2008

/s/ Warren B. Kanders
Warren B. Kanders

EXHIBIT L

FEDERAL SIGNAL CORPORATION

JAMES C. JANNING
Chairman of the Board

June 26, 2008

VIA E-MAIL AND FACSIMILE
Mr. Warren B. Kanders
Kanders & Company
One Landmark Square – 22nd Floor
Stamford, Connecticut 06901

Dear Mr. Kanders:

Thank you for your letter of June 24 and for your interest in the Company and the CEO position. Since you did not complete the testing with Psychological Associates during the requested time frame, we will be moving forward with our selection and recruiting process with the remaining candidates for the position. We would, however, welcome the opportunity to meet with you to hear your ideas and recommendations for addressing the issues confronting the Company. Please let me know if you would like to schedule a meeting at a mutually convenient time in Chicago.

Thank you.

Sincerely,

James C. Janning

cc: James E. Goodwin
Charles R. Campbell
Robert M. Gerrity
Robert S. Hamada
Paul W. Jones
Dennis J. Martin
John F. McCartney
Brenda Reichelderfer
Joseph R. Wright

1415 WEST 22nd STREET • OAK BROOK, ILLINOIS 60523 • PHONE (630) 954-2000